**LERNER & SIPKIN**
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038    Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.                                                      Joseph G. Sipkin, C.P.A.
jlerner@lernersipkin.com                                               jsipkin@lernersipkin.com

To the Stockholders of
R.F. Lafferty & Co., Inc.
40 Wall Street – Suite 1901
New York, NY 10005

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which
(1) R.F. Lafferty & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which
R.F. Lafferty & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption
provisions) and (2) R.F. Lafferty & Co., Inc. stated that R.F. Lafferty & Co., Inc.
met the identified exemption provisions throughout the most recent fiscal year without exception.
R.F. Lafferty & Co., Inc.'s management is responsible for compliance with the exemption provisions and
its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included inquiries and other required procedures to
obtain evidence about R.F. Lafferty & Co., Inc.'s compliance with the exemption provisions. A review is
substantially less in scope than an examination, the objective of which is the expression of an opinion on
management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's statements referred to above for them to be fairly stated, in all material respects, based on
the provisions set forth in paragraph (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Lerner & Sipkin CPAs LLP*
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 1, 2016